Mail Stop 4561

June 9, 2006

Mr. David P. Gardner
Chief Financial Officer
Home Properties, Inc.
850 Clinton Square
Rochester, NY 14604

> **Re: Home Properties, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 001-13136**

Dear Mr. Gardner:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Summary of Significant Accounting Policies

Legal Settlements, page F-13

1. We note in your disclosure that you have received settlements from an insurance provider(s) and that you have accounted for these insurance settlements by spreading or amortizing the settlement proceeds over their respective policy terms. Help us to better understand the nature of the underlying transaction(s) and your accounting method in greater detail. Please provide your basis in GAAP for amortizing insurance settlement proceeds over related policy terms.

Mortgage Notes Payable, page F-20

2. We note that you disclosed that you refinanced five debt instruments totaling $29,113,000 through new borrowings during 2005 and that you refinanced three debt instruments totaling $14,338,000 through new borrowings during 2004. Please tell us how you have accounted for these refinancings, whether or not you have accounted for these transactions as debt extinguishments and what consideration you have given to EITF 96-19 for these transactions.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief